Exhibit 1.01
Conflict Minerals Report

I.	INTRODUCTION
This Conflict Minerals Report (the “Report”) for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2021 to December 31, 2021.

Rule 13p-1 is applicable to SEC issuers that manufacture or contract to manufacture products where “conflict minerals are necessary to the functionality or production” of the product. This regulation requires SEC registrants to disclose annually through Form SD whether certain minerals (namely columbite-tantalite (coltan), cassiterite, wolframite, and gold, or their derivatives, tantalum, tin, and tungsten, collectively known as “Conflict Minerals” or “3TG”) (which are necessary to the functionality or production of their products) originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), or are from recycled or scrap sources. In certain circumstances, this regulation also requires companies to file annually with the SEC a public report outlining the due diligence exercised by the company to determine the source and origin of 3TG in the product(s) they produce.

In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Forward-Looking Statements
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 are made throughout this Report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this Report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those set forth in our most recent annual report on Form 10-K, which is on file with the SEC and available in the “Investors” section of our website under the heading “SEC Filings” and those detailed under the heading, “Future Due Diligence Considerations” in Part IV of this Report.

Company and Product Overview
Thermo Fisher is the world leader in serving science. Our Mission is to enable our customers to make the world healthier, cleaner and safer. We serve customers working in pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings.

We report our business in four segments – Life Sciences Solutions, Analytical Instruments, Specialty Diagnostics, and Laboratory Products and Biopharma Services.

Through our Life Sciences Solutions segment, we provide an extensive portfolio of reagents, instruments and consumables used in biological and medical research, discovery and production of new drugs and vaccines as well as diagnosis of infection and disease. These products and services are used by customers in pharmaceutical, biotechnology, agricultural, clinical, healthcare, academic, and government markets.

Through our Analytical Instruments segment, we provide a broad offering of instruments, consumables, software and services that are used for a range of applications in the laboratory, on the production line and in the field. These products and services are used by customers in pharmaceutical, biotechnology, academic, government, environmental and other research and industrial markets, as well as the clinical laboratory.

Our Specialty Diagnostics segment offers a wide range of diagnostic test kits, reagents, culture media, instruments and associated products in order to serve customers in healthcare, clinical, pharmaceutical, industrial, and food safety laboratories. Our healthcare products are used to increase the speed and accuracy of diagnoses, which improves patient care in a more cost-efficient manner.

Our Laboratory Products and Biopharma Services segment offers virtually everything needed for the laboratory. Our unique combination of self-manufactured and sourced products and extensive service offering enables our customers to focus on their core activities and helps them to be more efficient, productive and cost effective. The segment also includes a comprehensive offering of outsourced services used by the pharmaceutical and biotech industries for drug development, clinical research, clinical trials services and commercial drug manufacturing. We serve the pharmaceutical, biotechnology, academic, medical device, government and other research and industrial markets, as well as the clinical laboratory market.

For 2021, our in-scope products that contain 3TG that originated or might have originated from a Covered Country included products within each of our segments.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY
For 2021, we engaged Source Intelligence (also referred to herein as “SI”) to assist with our conflict minerals program. Acting on our behalf, SI conducted the supplier survey portion of our reasonable country of origin inquiry (“RCOI'”). The survey employed the Conflict Minerals Reporting Template, version 6.1 (the “CMRT”), developed by the Responsible Minerals

Initiative (the “RMI”). The CMRT facilitates general disclosures and information regarding smelters that provide materials to the supplier. It includes questions regarding the supplier’s conflict-free sourcing policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier. Non-responsive suppliers were contacted a minimum of seven times by SI.

After SI completed all communications in connection with the initial survey, members of the Company’s procurement team contacted the non-responsive suppliers who were determined to have the highest sales volume to the Company (or “spend”), in order to encourage these suppliers to respond.

All Source Intelligence outbound e-mail communications to suppliers include links to training and education on the completion of the CMRT form as well as access to “Source Intelligence Resource Center” which is a platform designed to address any supplier questions. SI provides foreign language support for our international suppliers, which in 2021 included translating survey requests into multiple languages and, upon request, making available experts who are fluent in other languages.

Suppliers that required additional information or clarification in order to complete their response were escalated to the Company’s project manager for direct assistance. The project manager also contacted certain non-responsive suppliers towards the end of the RCOI.

As a result of the actions undertaken during the RCOI, the Company received survey responses from suppliers representing 94% of our in-scope spend.

III.	DUE DILIGENCE PROGRAM
Design of Due Diligence Measures
Our conflict minerals due diligence framework has been designed to be in line with the steps of the OECD Guidance, as applicable for downstream companies (as the term is defined in the OECD Guidance), in all material respects. In conformity to the OECD Guidance’s five step process, we designed our due diligence measures to:
1.Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance;
2.Identify and assess conflict minerals risks in our supply chain;
3.Design and implement strategies to respond to conflict minerals risks identified;
4.Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations; and
5.Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1.

Due Diligence Measures Performed
As our RCOI indicated that some of our products contain 3TG minerals sourced from the Covered Countries, we performed due diligence measures in line with the five steps outlined above. This section outlines what each step of our process covered, followed by the procedures we performed to address these requirements.

Step One: Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance
Thermo Fisher maintains strong management systems for conflict minerals through an ongoing cross functional project stakeholder group with representation from the necessary internal departments. This group is led by our legal and sourcing departments, and we continue to employ a dedicated project manager for this process. The project manager provides updates on the program status to appropriate members of management.
Among the elements of our strong Company management systems are:
•A conflict minerals statement that describes how we are meeting our objective for responsible sourcing of materials in our products;
•A supplier code of conduct that requires suppliers to design and implement reasonable processes to ensure that the products supplied to the Company will eventually be “DRC Conflict-Free” and to assist us with our conflict minerals compliance by making a reasonable, good-faith effort to answer any questions and to provide all materials requested by the Company regarding this initiative;
•A grievance mechanism for suppliers and others to report conflict minerals issues to the extent they exist; and
•Specific language in our forms of master supply agreements and purchasing terms and conditions requiring suppliers to comply with our supplier code of conduct.
Our contract language, supplier code of conduct, standard operating procedure, and conflict minerals statement are reviewed annually by the project stakeholder group and revised as needed.
Our supplier code of conduct, conflict minerals statement, Form SD, including our Conflict Minerals Report, and other conflict minerals documents are located on our public website at:

https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/operations/global-supply-chain.html

To ensure suppliers understand our expectations, we make available a library of training videos through Source Intelligence Resource Center, which, among other topics, explains how to collect and validate smelter data, how to complete a CMRT and how to manage a conflict minerals program.

Step Two: Identify and assess conflict minerals risks in our supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for the Company to identify the comprehensive list of actors upstream from our direct suppliers. We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the source of 3TG contained in those materials or components; therefore, we use the results of our survey to identify risks to mitigate in our supply chain.
To identify the supplier base to survey, we completed a focused risk assessment using our product commodity team members. We continue to strive to survey an optimal subset of our supply base by having our product commodity team members with significant experience in their respective areas assign 3TG risk levels for each product commodity classification. In order to help our commodity team members make more informed decisions on project scoping, we provide them with relevant survey results from prior years. Additionally, we continue to focus our resources on suppliers with the highest risk of utilizing 3TG from a Covered Country.
For the 2021 reporting period, we had 847 in-scope suppliers.

Step Three: Design and implement strategies to respond to conflict minerals risks identified
In response to this risk assessment, the Company has developed a risk management plan through which the project team manages our conflict minerals program. Our mitigation process is triggered when a supplier falls into one or more of the following categories (which we refer to as being a “high risk supplier”):
•Suppliers that do not respond;
•Suppliers that refuse to commit to strengthening their program; and/or
•Suppliers that source from Non-Conformant smelters (as determined by the RMI).
Some of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have direct relationships with 3TG smelters or refiners nor do we perform or direct audits of these entities within our supply chain. Source Intelligence compared the facilities listed in the responses to the list of smelters maintained by the RMI. If a supplier indicated that the facility was certified as “Conformant,” SI confirmed that this was so by matching the smelter or refiner name to the RMI listing of “Conformant” smelters/refiners. We are working with Source Intelligence to validate the smelter/refiner entries from the submitted CMRTs that are not certified as “Conformant” by the RMI, including through our involvement in the RMI as outlined in Step Four.
Our typical practice is to request that suppliers that provide their CMRT prior to year-end and that introduce new parts over the course of the year certify as to whether the addition of these parts impacted their survey responses. As a result of engaging SI to assist with our conflict minerals program for 2021, in 2021 our suppliers provided their CMRT after year-end such that we did not have to conduct our typical process to account for changes that occurred between the receipt of the CMRT and the end of the year.
We also continue to require new product development suppliers to provide a conflict minerals response as a prerequisite for supplier on-boarding. Our procurement teams are instructed to search for alternate new product suppliers if the original new product supplier does not provide a conflict minerals response.

In addition, research and development teams are provided access to a regularly updated list of preferred suppliers, which was developed using several criteria, including whether the supplier provides an RCOI response. By prequalifying new suppliers, we identify potential uncooperative suppliers before we begin purchasing parts that may contain 3TG.
In an effort to address non-responsive suppliers, in 2021 we continued a pilot program to replace suppliers that have repeatedly refused to comply with our request for conflict minerals information over a period of years. Implementation of the pilot program led to responses being received from a high percentage of previously uncooperative suppliers.

Step Four: Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations
As a member of the RMI, we leveraged the due diligence conducted on smelters and refiners by the RMI’s Responsible Minerals Assurance Process (the “RMAP”). The RMAP independently audits the source, including mines of origin and chain of custody, of the 3TG minerals used by smelters and refiners that agree to participate in the RMAP. The smelters and refiners that are found to be RMAP Conformant are those for which the independent audit has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines.
In order to further the efforts of the RMI, we are actively participating on the organization’s minerals reporting template team that is revising and testing future conflict minerals survey templates and we are members of the due diligence practice team which has developed “good practice” guides for encouraging supplier compliance.
Additionally, the RMI developed content for general supplier training on conflict minerals due diligence, reporting requirements, and supply chain risks. These training modules, including a training targeting smelters interested in undergoing an RMAP audit, are recorded and posted to the RMI’s eLearning Academy (which is free and available to the public). The RMI’s eLearning Academy is now part of the Responsible Business Alliance (RBA) Learning Academy.

Step Five: Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1
Based on the results of the supplier survey and associated supplier due diligence, a Form SD and this Conflict Minerals Report were prepared. This document has been prepared to describe the steps of our conflict minerals process and has been reviewed and approved by the Company’s General Counsel. This Conflict Minerals Report is posted on our public website at:

https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/operations/global-supply-chain.html

To facilitate other companies in their reporting, we also reported the results of our RCOI and supplier due diligence to our customers who solicited a conflict minerals response using the CMRT.

Report of Independent Private Sector Auditor
Pursuant to SEC Rule 13p-1, we were not required to have an independent private sector audit for this Report.
We will continue to develop and build upon our due diligence measures for the current year to increase supplier response and further understand the smelters within our supply chain.

IV.	FUTURE DUE DILIGENCE CONSIDERATIONS
In order to improve on our supply chain due diligence practices from the current year, we plan to incorporate the following measures, among others, for compliance in future years:

•Leverage the Company’s other compliance programs to improve response rate and supplier experience;
•Consider using tools that are under development or currently available from the RMI; and
•Collaborate with the RMI and Source Intelligence to encourage smelters and refiners to engage in an independent third party audit program and to confirm which facilities identified by our supply chain are valid smelters and refiners and which smelters and refiners are tied to our products.

V.	DUE DILIGENCE RESULTS
We focused our due diligence efforts on the 3TG suppliers that we determined to be high risk as described in Section III, Step Three above. The majority of these suppliers did not provide product level responses to the RCOI, but rather reported in aggregate by company. As such we do not know how many of the smelters reported by these suppliers relate specifically to our supply chain. Nonetheless, the suppliers underwent further due diligence on the source and chain of custody of conflict minerals in their products. We have received confirmation from 95% of the suppliers identified as high risk (excluding non-responsive suppliers) that they are either working to resolve the issue or that the smelters have been reported in error and are not in the supply chain.
These suppliers have reported to us the inclusion in their supply chain of 3TG from more than 96% of the smelter facilities in the world (as recognized by the RMI). We do not believe that all of these facilities are contributing to the production of Thermo Fisher products. The potential over-reporting of smelter facilities is a function of our products containing components several steps removed from the facilities and intermediate suppliers failing to provide customer/product-specific CMRTs to our direct suppliers.

Efforts to Determine Mine or Location of Origin
We requested that our suppliers complete the CMRT, which includes the completion of all necessary smelter identification information. This information will enable the validation of these smelters as well as the tracing of the 3TGs to their location of origin. We have determined that seeking this information regarding smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. To date, we only have partial information and we are working to validate the remaining smelter information to accurately determine the mine and location of origin of the 3TG contained in our products.